Exhibit 99.4

POSITION STATEMENT

July 31, 2023

Nano Dimension Ltd. (the “Company”, “Nano” or “you”)

2 Ilan Ramon St.

Ness Ziona 7403635

Israel

Attention: The Board of Directors (the “Board”)

Re: Position Statement – Annual General Meeting

Dear Sir/Madam,

On July 24, 2023, the Company published a notice and proxy statement for an annual general meeting of the shareholders to be held on September 7, 2023 (the “Meeting” or “Annual Meeting”). Murchinson Ltd. (“Murchinson”) and certain funds it advises and/or sub-advises set forth on the signature page of the Letter (as defined below) (the “Funds” and, together with Murchinson, the “Proposing Shareholders” or “we”) respectfully submit this position statement in connection with the Meeting, including those agenda items set forth in our demand letter dated as of the date hereof (the “Letter”).

Based on publicly available information, we currently hold an approximately 5.95% stake in the Company and, as reflected in the Letter, sought that Nano include Murchinson’s proposals on the agenda of the Meeting to allow the shareholders of the Company to vote upon resolutions to substantially improve the Company’s corporate governance.

As you know, on January 22, 2023, we have sought to convene a special meeting of the shareholders that was eventually held on March 20, 2023 (the “March Meeting”) and which is the subject matter of ongoing litigations between Nano and us, including the ongoing litigations in the Israeli Court regarding the validity of the March Meeting (the “Israeli Litigations” and the “Israeli Court”). That March Meeting was designed to moderately improve the failed corporate governance of the Company we identified at the time, including by removing only four incumbent directors and appointing only two directors.

While we are confident that our position will prevail, the Israeli Court is expected to issue its decision only well after the date of the Annual Meeting. More importantly, given the actions taken (or omitted to be taken) by Nano since January 22, 2023, it is evident that Nano’s corporate governance actually needs a major overhaul by way of (i) amending certain provisions of the Company’s Articles of Association (as amended, the “Articles of Association”), (ii) removing ALL current directors of the Company, and (iii) electing (or appointing), in the aggregate, five new, truly independent, director nominees.

We believe these actions are urgently required in order to protect shareholders’ interests, particularly for the following key reasons:

☐	Egregious Corporate Governance. We believe that Nano’s financial and stock price performance is linked to its egregious corporate governance, and the level of management accountability it imposes. This poor governance is demonstrated by various counts, such as:

o	The Board’s Actions Around the demand to hold the March Meeting. Only a few days after our demand to call the March Meeting, the Company immediately embarked on a series of questionable actions, including a smear campaign against us, adoption of a poison pill, filing a dilutive registration statement, and, within a few weeks thereafter, seeking “transformative acquisitions” that led, on March 9, to its proposed unsolicited bid to acquire Stratasys (a transaction that Nano abandoned just a few days ago). All these actions were clearly designed to entrench the incumbent directors.

o	The Board’s Position on ADS’ Holders Rights. Instead of respecting our clear right under local law to convene the March Meeting, trying to collaborate with us on Board refreshment, or, God forbid, challenge our proposals on their merits, the Board determined to initiate expensive cross-border litigations against us. More importantly, the Board blessed an “innovative” approach - contrary to the Company’s prior actions and public disclosures, the Company took the position that ADS holders do not have any shareholder rights, the only shareholder entitled to exercise such rights is Bank of New York Mellon (the ADS depositary), and, consequently, the Company, among other things, is not even a public company. Regardless of the outcome of the Israeli Litigations, the failure of the Board to address shareholder concerns demonstrates the need for substantial change.

o	The Staggered Board Structure. The ability to elect directors is one of the most important uses of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. We believe that Nano’s classified Board structure, allowing directors to serve three-year terms, diminishes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5

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o	The Board is too large. There are currently, per Nano’s position (i.e., disregarding the March Meeting), nine members on the Board. Several studies have shown that companies with smaller boards tend to outperform peers with larger boards as they facilitate more in-depth discussions and increase accountability. Moreover, based on a sample we conducted of US-traded companies of similar size (in terms of market capitalization or of similar revenue to Nano’s), yields an average board size of 6-7 members.

o	Nano’s current troubling governance structure resulted in the manipulation of Board classes. We believe we identified a pattern whereby appointed directors are often reclassified by the Board ahead of annual shareholders meetings to avoid shareholders having a say on the matter. Some Board-appointed directors, such as Mr. Oded Gera, Mr. Igal Rotem and Mr. Yoav Stern, Nano’s CEO himself who, per Nano’s position (i.e., disregarding the March Meeting), continued to serve for extended periods of time thanks to arbitrary changes of their classes. Conversely, other directors, stand for election two meetings in a row.

o	Questionable affiliated party transactions approved by the Board.

☐	A recent example is that the service agreement of the CEO, that expired on December 31, 2022 was extended without obtaining the required shareholder approval. The Company took a baseless position and stated that it will be extended until “the next earliest meeting” of shareholders but, even then, failed to bring such extension to the approval of shareholders thus far. Similarly, during September 2022, Nano re-priced share options granted to certain directors, whereby every two share options were converted into one RSU (without an exercise price), again without shareholder approval.

☐	Another telling example is the December 2022 special shareholders meeting, called by the Board to approve three proposals, including a 60% reduction in the exercise price of 27.7 million of the warrants issued to the CEO from $6.16 to $2.46 per share, misleadingly describing this gigantic benefit as a reasonable return on a miniscule “investment” by Mr. Stern. All three proposals were rejected by shareholders by an overwhelming majority and gained the admonishment of the two leading proxy advisory firms – ISS and Glass-Lewis.

☐	Another example is the approval by the Board of the April 2021 acquisition of DeepCube, a company that was founded and majority-owned by two of the thenserving directors of the Board, for approximately $70 million. This questionable acquisition is the subject of an ongoing lawsuit filed by an unrelated shareholder.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5

Tel. +1 416 845 0666 Fax +1 416 981 7333

o	Lack of transparency and meaningful disclosure. We believe that the Company has publicly disseminated limited or self-serving information. A few recent examples of this attitude are:

☐	In January and March 2023, apparently in response to our March Meeting demand, the Board had approved the acceleration of various equity awards of some employees and executives in case of change of control or “other special circumstances”, without shareholders’ approval and without as much as disclosing how many options or RSUs are subject to this acceleration, who are those employees and executives and what are those mysterious “other special circumstances”.

☐	In Nano’s press release of March 9, the CEO stated that he looks “forward to continuing our discussions with Stratasys to reach a mutually acceptable transaction”. Interestingly enough, a few weeks later, Stratasys issued its own press release, stating that there were multiple misstatements by the CEO, including “[c]ontrary to statements made by Mr. Stern, Stratasys’ CEO Dr. Yoav Zeif has met with Mr. Stern only once, on March 9, 2023. This meeting was at Mr. Stern’s request”.

☐	Stock Price Performance. According to Bloomberg, the Company’s market capitalization as of January 20, 2023, just before we called for the March Meeting, was approximately $550 million, reflecting a negative enterprise value (NEV) of approximately $400 million. As of July 28, 2023, its market capitalization was approximately $820 million, reflecting a NEV of approximately $340 million, despite the “re-activation” of the $100 million buy-back plan back in February 2023. We believe that this discount to cash value and NEV imply a significant lack of trust in the vision carried by the CEO and supported by the Board or, put differently, in their ability to create meaningful value for shareholders. And, while since the Stern-led Board reactivated the buyback plan the stock had recovered some, we believe that this rebound is short-lived and will fade away just like after the reactivation of this buyback in February.

1. Our Position on Proposal No. 1 – Re-Appoint Auditors

In Proposal 1, the Board recommends to re-appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor until the next annual general meeting.

The Company paid KPMG almost $1.4 million for its services for 2022 (up from $951,000 in 2021, an increase of 40%). Compared for example to Stratasys, who paid approximately $1.0 million to its auditor for 2022, this $1.4 million fee seems to be on the high-end. We would also like to point out that before joining Nano, the Company’s CFO, Yael Sandler, worked at KPMG. Accordingly, pending new information that might come to light, we currently intend to ABSTAIN on this Proposal 1.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5

Tel. +1 416 845 0666 Fax +1 416 981 7333

2. Our Position on Proposal No. 2 – Election Three Class III Directors

In Proposal 2, the Board recommends the re-election of Yoav Nissan Cohen, Oded Gera and Channa Caspi (the “Nano Slate”) as Class III directors for a term of three years.

As discussed above, Murchinson believes that none of the members of the Board (including the Nano Slate) have proved to be worthy stewards for shareholders, and Murchinson has serious concerns about their judgment (or lack thereof). To that end, we propose that the following three highly-qualified director candidates, who have significant experience and proven capabilities, be elected as directors: Ms. Karen Sarid, Mr. Robert (Bob) Pons and Mr. Phillip (Pinny) Borenstein (the “Murchinson Slate”). We believe each of them have the requisite skills and experience and are independent – from the Proposing Shareholders themselves, from Nano’s management and, perhaps most importantly, from the CEO - so as to enhance the Board’s objectivity and performance as a steward of shareholder interest and restore the market’s trust in the Company.

Moreover, Murchinson points out that in the March Meeting (while its legality is contested by Nano in the Israeli Litigations), shareholders overwhelmingly supported the removal of Messrs. Gera and Nissan Cohen (Murchinson did not propose the removal of Ms. Caspi at that time).

We recommend that all of the Company’s shareholders VOTE FOR the Murchinson Slate and VOTE AGAINST the Nano Slate to restore accountability and drive value for the benefit of all shareholders.

3. Our Position on Proposal No. 3 - Approve Amendments to Article 39

In furtherance of our goal to improve the corporate governance and instill a culture of accountability, we propose to amend Article 39 to declassify the Board and have directors elected on an annual basis. In our proposed amendment to Article 39, we clarify, among other things, that directors elected or appointed by the shareholders at the Annual Meeting will hold office until the next annual meeting (unless earlier time as such director’s office is vacated).

We recommend that all of the Company’s shareholders VOTE FOR Proposal No. 3.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5

Tel. +1 416 845 0666 Fax +1 416 981 7333

4. Our Position on Proposals No. 4 and 5 - Approve Amendments to Articles 41 and 42.

In the March Meeting (while its legality is contested by Nano in the Israeli Litigations), we amended (i) Article 41 in order to remove the Board’s exclusive ability to fill vacancies (which ability was, so we believe, abused by the Board) and to provide shareholders with this power too (exclusively in case of vacancies caused by removal) and (ii) Article 42(f) to allow removal of directors also between annual meetings and by a simple majority vote – in line with best-in-class governance practices.

Proposal No. 4 further clarifies Article 41 (as amended in the March Meeting) by providing, among other things, that the term of any directors who serve by virtue of an appointment by the Board or shareholders shall expire if such Director’s office is vacated.

Proposal No. 5 further clarifies Article 42 (as amended in the March Meeting) by adding that the office of a director may be vacated by virtue of the order or decision of a competent court.

These governance improvements will enable shareholders to more easily hold the board of directors accountable and prevent further entrenchment.

We recommend that all of the Company’s shareholders VOTE FOR Proposals No. 4 and No. 5.

5. Our Position on Proposal No. 6 – Removal of Directors

Without any major changes in the composition of the Board, we are concerned that the current Board will continue to take actions to further entrench itself rather than to prioritize the best interests of the Company and its shareholders. Accordingly, we believe that, aside from electing our proposed nominees (per Proposal 2 and Proposal 7), removing ALL of the incumbent directors (including, for the sake of clarity, the directors that were removed in the March Meeting (while its legality is contested by Nano in the Israeli Litigations)) will have several benefits, including the benefits of (1) effectively reducing the size of the Board, and (2) increasing the chances that the incumbent directors will be ousted.

We recommend that all of the Company’s shareholders VOTE FOR the removal from office of all of the current directors as stated under Proposal No. 6.

6. Our Position on Proposal No. 7 - Director Nominees

In furtherance of our goal to improve the corporate governance and instill a culture of accountability, we have also proposed that, in addition to our three director nominees described in our Proposal 2, the shareholders of the Company elect two additional, highly-qualified director candidates who have significant experience and proven capabilities as directors. We believe Ms. Timor Arbel-Sadras and Mr. Ofir Baharav each have the requisite skills and experience and are independent – from the Proposing Shareholders themselves, from Nano’s management and, perhaps most importantly, from the CEO - so as to enhance the Board’s performance as a steward of shareholder interest and restore the market’s trust in the Company.

We recommend that all of the Company’s shareholders VOTE FOR the appointment of these nominees, as stated under Proposal No. 7.

***

We believe that our proposals set forth in the enclosed Letter will help affect a long-overdue change to the Board, and importantly, help to align the Board with shareholders’ interests to maximize value.

This Position Statement should not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles of Association and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5

Tel. +1 416 845 0666 Fax +1 416 981 7333